SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ/MF) #00.108.786/0001 -65
Corporate Registry ID (NIRE) #35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 19, 2006

Date, time and place: June 19, 2006, at 05:00 pm, at the Company’s headquarters, at Rua Verbo Divino, 1356 – 1o andar, Chácara Santo Antônio, in the city of São Paulo, State of São Paulo. Attendance: Board members representing the necessary quorum, as per the signatures below. Presiding Board: Jorge Luiz de Barros Nóbrega – Chairman, and André Müller Borges – Secretary. Resolution: To ratify the Company’s capital increase, as authorized by article 5 of its Bylaws, via the issue of common and preferred shares approved by the Board of Directors’ Meeting of May 18, 2006, said shares being subscribed and paid-in through the capitalization of the tax benfit retained by Empresa Brasileira de TelecomunicaÇões S.A. – Embratel, as the assignee of Globo ComunicaÇão e ParticipaÇões S.A., arising from the incorporated amortization of goodwill from the merger of Globotel ParticipaÇões S.A. (“Globotel”), as permitted under article 7, paragraph 1 of CVM Instruction 319/99 and pursuant to clause 8 of the Merger Protocol of Globotel. As a result, the Company’s capital was increased from R$ 3,474,272,185.28 (three billion, four hundred and seventy-four million, two hundred and seventy-two thousand, one hundred and eighty-five Reais and twenty-eight centavos) to R$ 3,548,541,327.17 (three billion, five hundred and forty-eight million, five hundred and forty-one thousand, three hundred and twenty-seven Reais and seventeen centavos), through the issue, for subscription, within the limits of authorized capital, of 26,575,961 (twenty-six million, five hundred and seventy-five thousand, nine hundred and sixty-one) nominative book-entry common shares with no par value and 38,572,409 (thirty-eight million, five hundred and seventy-two thousand, four hundred and nine) nominative book-entry preferred shares with no par value at R$1.14 (one Real and fourteen centavos) per share, corresponding to R$74,269,141.89 (seventy-four million, two hundred and sixty-nine thousand, one hundred and forty-one Reais and eighty-nine centavos). The share numbers and price fixed in these Minutes should be duly adjusted for the grouping of each lot of 15 (fifteen) Company shares into 1 (one) Company share, approved by the Extraordinary Shareholders’ Meeting of April 28, 2006. Closure: Nothing more to be dealt with, the meeting was closed, drawing up these present minutes which,

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 19, 2006

after being read, were approved and signed by all the attending board members.Signatures: Jorge Luiz de Barros Nóbrega – Chairman, André Müller Borges – Secretary, Stefan Alexander, Rossana Fontenele Berto, Juarez de Queiroz Campos Júnior, Marcos da Cunha Carneiro, Sérgio LourenÇo Marques, Augusto Cesar Roxo de Urzedo Rocha Filho, Carlos Henrique Moreira, José Formoso Martinez, João Adalberto Elek Jr., Ivan Magalhães Jr. and Mauro Szwarcwald.

This is a free English translation of the original instrument drawn up in the company’s records.

André Müller Borges
Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.